MAIL STOP 3561

      	May 25, 2006

James G. Reindl, Chief Executive Officer
Techprecision Corporation
One Bella Drive
Westmenster, MA

Re:   Techprecision Corporation
    Form SB-2 filed April 24, 2006
	File No. 333-133509

Dear Mr. Reindl:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. There are 9,967,000 shares of common stock of the registrant currently outstanding, and at least 19,039,250 shares or 191% of which are being offered in this registration statement for resale. Generally, we view resale transactions by parties related to the issuer of this amount as, in essence, an offering by or on behalf of the issuer for purposes of Rule 415(a)(4) of Regulation C under the
Securities Act. For these sales to occur "at the market," the provisions of Rule 415(a)(4) must be satisfied. As your offering does not appear to meet these provisions, an "at the market" offering by these selling shareholders is not permissible. As a result, you should set a fixed price for the duration of the offering at which selling security holders will offer and sell the common stock in the proposed offering. Revise your registration statement, wherever appropriate, to provide that the selling shareholders will sell at a fixed price per share. Also, provide the disclosure required by Item
505 of Regulation S-B. Lastly, revise the cover page and the plan of distribution section to clearly state that the selling shareholders are underwriters.
2. Please provide the disclosure required by Item 510 of Regulation
S-B.

Registration Statement Fee Table
3. Please explain the basis for the calculation of the offering price. Please revise the calculation based upon the offering price, since you indicate you calculated the fee pursuant to Rule 457(a) of
Regulation C. Furthermore, explain the reference to "no value being attributable to the warrants" in footnote one.

Cover Page
4. Highlight the cross-reference to the risk factors by prominent type or in another manner. See Item 501(a)(5) of Regulation S-B.
5. If the prospectus will be used before the effective date of the registration statement, provide in a prominent statement on the cover page the information that Item 501(a)(10) of Regulation S-B requires.
6. The forepart of the prospectus should not include cross-references unless specifically required by the Form. Therefore, please remove the cross-references to the Selling Shareholders and Plan of Distribution sections.

Inside Front and Outside Back Cover Page
7. Please include the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-B.

Prospectus Summary - About Us, page 3
8. Please clearly disclose the business activities of the company prior to the acquisition of Ranor Inc. in February 2006, i.e. as a blank check company.
9. We note that the conversion of the preferred stock issued to Barron Partners LP is subject to adjustment. Please clarify the terms of the adjustment. We may have further comment.
10. Please clarify who purchased the 928,000 shares of common stock from Capital Markets Advisory Board Group LLC. Also, disclose the control person(s) for Capital Markets Advisory Board.

Risk Factors, page 7
11. Many of your risk factor subheadings currently either merely state a fact about your business, such as "We may require additional financing for our operations" and "as a result of the reverse acquisition, our expenses will increase significantly." Revise each subheading to ensure it reflects the material risk that you discuss in the text.
12. The discussion in risk factor four relating to your dependence on a few material customers should be a separate risk factor.
13. Risk factor six, discussing competition, is a generic risk. Please revise to discuss the specific risk or remove. Also, risk factors 19, 21, and 22 are generic risks.
14. Risk factors one and ten discuss the same risk, the need for additional capital, and should be combined. Risk factors 15 and 16, risk factors seven and 23, and risk factors 20 and 24 also discuss the same risk and should be combined.
15. Please provide more specificity in risk factor 17 regarding the provisions that you are not subject to that result in leaving shareholders without protections against interested director transactions, conflicts of interest and similar matters.
16. We note risk factor 18, relating to internal controls. Please clarify in the risk factor whether you are aware of anything that would impact the ability to maintain effective internal controls. If not, please explain the reason for the risk factor.
17. You have stated in risk factor 14 that your "board of directors has and in the future may, without stockholder approval, issue preferred stock with voting, dividend, conversion, liquidation or other rights which could adversely affect the voting power and equity interest of the holders of common stock." Please discuss the need for the affirmative approval of the Holders of 75% of the shares of the Series A Preferred Stock for certain actions.

Use of Proceeds, page 14
18. Please disclose the present exercise price for the warrants and explain how this price may change.
19. Please clarify that there is no guarantee any or all of the warrants will be exercised.
20. Consider adding disclosure regarding the significant dilution that will result from the conversion of the preferred stock and the warrants.


Selling Securityholders, page 14
21. Please state any position, office or other material relationship which the selling security holder has had within the past three years with the company, its predecessors or affiliates. See Item 507 of Regulation S-B. It appears Mr. Allen was an officer of the company.
22. Disclose the "nominal" consideration that the registrant received for the 2005 purchase of its stock by Mark Allen and Capital Markets.
Describe any services and quantify any cash.
23. We note the disclosure that the 4.9% limitation cannot be modified. Please provide a legal analysis as to the enforceability of this provision.
24. Please disclose whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Plan of Distribution, page 16
25. We note your discussion of selling shareholders relying upon Rule
144. Please revise the disclosure to discuss the Ken Worm letter and the impact that letter would have upon certain selling shareholders.
26. Please disclose how you plan to update the prospectus to provide information relating to broker-dealers acting as underwriters that will participate in the sales by the selling shareholders.

Market for Common Equity and Related Stockholder Matters, page 18
27. Please provide the disclosure required by Item 201(a)(2) of Regulation S-B.
28. Please update the equity compensation table as of the most recent practicable date.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 19
29. The Management`s Discussion and Analysis ("MD&A") section is one
of the most critical aspects of Form SB-2.  As such, we ask that you
revise this section to add an executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company`s revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance
Regarding
Management`s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at
http://www.sec.gov/rules/interp/33-8350.htm.   This guidance is
intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.
30. Revise to disclose the date of the reverse merger, the shares exchanged in the transaction and the company`s accounting for the merger.
31. Please provide the basis for the statement that "our gross margins are typical for the industry."
32. Please clarify the term "we" when referring to "we acquired the
Ranor assets from the bankruptcy estate." Clarify throughout the prospectus the entities referred to when discussing the various business transactions in the history of the company.

Results of Operations, page 22
33. On page 23, we note the presentation of earnings before interest, taxes, depreciation, amortization and cumulative change in accounting principle as well as cost of sales less depreciation and amortization. Revise to provide the disclosures required by Item 10(h)(1)(A)-(D) of Regulation S-B for all non-GAAP financial measures included in the document. Also refer to Frequently Asked Questions
Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003, available at www.sec.gov.
34. It appears that various percentage-data on the table have been miscalculated. Please review your calculations and revise as needed.
35. You state that selling, administrative and other expenses for the
December 2005 period were $1,421,605. The statement of operations reports $1,731,702 as of the same date. Please reconcile these amounts and revise the document accordingly. Please provide a more detailed discussion as to the reasons for the changes in the various line items.
36. Reconcile the gross margin for the nine months ended December
31,
2004, and the years ended March 31, 2005 and 2004 with the financial statements.

Liquidity and Capital Resources, page 24
37. Revise to disclose the final purchase price paid to Ranor and how the amounts paid affected the company`s overall liquidity.
38. Clarify the meaning of the sentence that states, "[m]ost of the payments were made on account of principal and interest on the notes."

39. Revise to disclose the significant terms and conditions of the $4,000,000 term loan and the $1,000,000 revolving credit facility. Also, discuss the $2.2 million purchase agreement with Barron Partners LP and any other significant financing agreements.
40. We note that after the merger you had cash on hand of $10,000. Please update to reflect your cash balance as of the most recent practicable date.
41. Please disclose the material terms of the terms loan and revolving line of credit with Sovereign Bank. Also, state the current balance of the equity line as of the most recent practicable date.

Business, page 25
42. Provide the complete disclosure required by Item 101(a) of Regulation S-B.
43. Please disclose the material terms of the acquisition. Also, discuss when Lounsberry first had contact with Ranor and the activities leading up to entering into the merger agreement. Disclose whether there was any relationship between the parties to the agreement prior to the acquisition.
44. We note that the acquisition agreement with Ranor was pursuant to the August 2005 agreement. We note that the Form 10-SB did not reflect this material agreement and the periodic reports filed through the Form 8-K in March 2006 did not reflect this material information. Please explain. We may have further comment.
45. Please provide a more detailed discussion of your business, including your principal products and services, as required by Item
101(b)(1) of Regulation S-B.
46. We note that you may develop intellectual property when completing a project but you do not possess any patents, trademarks, etc. Consider adding a risk factor, if material. If not, explain why this is not material.
47. Disclose whether the suppliers named on page 26 are material suppliers. Discuss the material terms of the agreements with these suppliers. Also, please file the material agreements as exhibits.
48. Please file your material contracts as exhibits and discuss the material terms in this section.
49. Explain the statement that "to the extent that the bidding proposal is based on specification[s] which are provided by a competitor, we are at a disadvantage in seeking to obtain the contract."

50. Please discuss in greater detail the governmental regulation that applies to your business.
51. Estimate the amount spent during each of the last two fiscal years on research and development activities, and if applicable, the extent to which the cost of such activities are borne directly by customers. See Item 101(b)(10) of Regulation S-B.
52. Discuss the cost and effects of compliance with environmental laws, as required by Item 101(b)(11) of Regulation S-B.
53. Disclose the number of full-time employees, in addition to the total number of employees, as required by Item 101(b)(12) of Regulation S-B.
54. Provide the disclosure required by Item 101(c)(1) of Regulation
S-B.

Management, page 29
55. Provide each person`s term of office as a director, as required by Item 401(a)(3) of Regulation S-B.

Compensation, page 30
56. Please update the table to provide the compensation for the fiscal year ended March 31, 2006, since this date has passed.
57. Mr. Reindl should be included in the compensation table.
58. Disclose whether you have any employment agreements with the other individuals included in the executive compensation table.
59. Provide the option/SAR grant table. as required by Item 402(c) of
Regulation S-B.
60. Furthermore, please note that under Item 402 of Regulation S-B, compensation that comes indirectly from the registrant, as does your officers` compensation from Techprecision LLC, must be disclosed in the executive compensation table. Please revise the disclosure accordingly. Clarify whether the compensation is per person or whether the amount is the total amount paid per year.
61. Please discuss the compensation of directors, as required by Item
402(f) of Regulation  S-B.

Principal Stockholders, page 32
62. Please include Mary Desmond in the beneficial ownership table.
63. Disclose the control person(s) for Stanoff Corp.
64. Please explain the agreement between Mr. Youtt and Messrs.
Levy,
Reindl and Daube. Were the terms of the agreement met or were the shares transferred?

Certain Relationships and Related Transactions, page 33
65. Please clearly state the nature of the relationships between the parties in the February 24, 2006 stock acquisition.
66. Clarify the consideration received for the 7,997,000 shares of common stock issued to the named stockholders.
67. Clearly disclose the consideration provided under the management arrangement with Techprecision LLC and disclose the nature of the relationship with the company.
68. Please explain the reason for the sale of the real property. Explain the reference to a "triple net lease." Discuss the escalation provisions.
69. On page 35 disclose in detail the amount of the consideration for the Ranor stock that the registrant purchased from Mr. Youtt and the other former Ranor stockholders.
70. Disclose the "costs" in connection with WM Realty Management`s mortgage. In addition, disclose the principal terms of the agreement between WM Realty and the registrant regarding the $80,000. Finally, file the agreement as an exhibit to this registration statement.
71. Please name the promoters and provide the disclosure required by
Item 404(d) of Regulation S-B.
72. Add disclosure relating to the related party loan for the predecessor, Lounsberry Holdings. Also disclose the compensation that the parties for Lounsberry Holdings received in the acquisition.
73. Disclose whether any finders` fees or other compensation were paid in connection with the acquisition.
74. Name the four parties that receive management fees of $200,000 per year.





Description of Capital Stock, page 35
75. In the second paragraph of this section, please remove the qualification by reference to the "provisions of applicable law" or explain. In addition, clarify that you have disclosed the material terms of each agreement.
76. The statement that the outstanding common shares are "fully paid and non-assessable" is a legal conclusion that you are not qualified to make. Either attribute this statement to counsel and file counsel`s consent to be named in this section, or delete.

Series A Preferred Stock, page 35
77. Please tell us how you accounted for the preferred stock conversion feature associated with the series A convertible preferred stock. Explain to us your analysis of paragraph 12(a) of SFAS 133.
In particular, discuss the liquidation preferences, voting rights, variable conversion feature and other features of the preferred stock and explain whether you believe the preferred stock is more akin to debt or equity. See paragraph 61(l) of SFAS 133. If the convertible preferred stock is considered more akin to a debt instrument, please provide us with your analysis of the applicability of the paragraph
11(a) scope exception.
78. Clarify how the adjustments to the preferred stock will be determined in the instances discussed on page 36.

Warrants
79. Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the warrants issued in conjunction with the series A convertible preferred stock are to be classified as a liability or equity in the balance sheet. We note your registration rights agreement requires you to file a registration statement that
is declared effective by the SEC and to keep the registration statement continuously effective for a preset time period, or else you are required to pay liquidated damages. The EITF recently deliberated on the impact of liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to
Issue No. 00-19.   The EITF has not reached a consensus on this
issue
and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how you considered the guidance in EITF
05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement and in considering whether you are required to classify the warrants as liabilities on the balance sheet.



Financial Statements, page F-1
80. Please note the updating requirements of Item 310(g) of Regulation S-B.

Note 6 - Subsequent Events (Pro Forma Financial Statements), page
F-8
81. A pro forma balance sheet should be provided as of the date of the most recent balance sheet required by Item 310(a) or (b) of Regulation S-B (as of December 31, 2005). When the registration statement is updated to provide financial statements as of March 31,
2006, the acquisition will already be reflected in the Item 310(a) balance sheet, and a pro forma balance sheet would not be required.
Pro forma statements of operations should be provided for the latest fiscal year and any interim period included in the filing. Also, we note your pro forma statement of operations does not have columns reporting the activity for the three companies. Revise to provide a pro forma statement of operations with the three companies in columnar form showing pro forma adjustments and results.
82. Tell us why there is no line item for "costs incurred on uncompleted contracts" on the pro forma balance sheet.

Audit Report, page F-14
83. In the second paragraph of the audit report, we noted various statements that were disclosed more than once. Please provide a revised audit report that includes the required language without repetition.

Statement of Operations, page F-16
84. Your statement of operations reports 1,998,000 shares of common stock outstanding for all periods presented. Per the balance sheet, there were 1,998,000 shares authorized and 350,000 shares outstanding as of December 31, 2005. Please revise to present the correct number of common shares outstanding and the correct net loss per share data for all periods presented.

Statement of Stockholders` Deficit, page F-17
85. Revise to remove preferred stock and warrants outstanding from this Statement as these instruments are not included in the total stockholders` deficit balance.
Note 1 -Significant Accounting Policies, page F-19
Revenue Recognition, page F-20
86. In Note 4, you state you are using the units-of-delivery method for contracts with a value exceeding $500,000 and with a life of at least nine months. On pages 20 and F-20, you state your income is recognized under the units-of-delivery method without discussing the types of contracts subject to this method. Please revise to clarify if the units-of-delivery method is indeed used on all contracts or just for the contracts exceeding $500,000 and with a life of at least nine months. If you are using two different revenue recognition methods, please explain to us why you believe this is proper.
87. Revise the discussion of your policies on pages 20 and F-20 to clearly discuss your revenue recognition policies for all revenue streams, to define terminology used (e.g. "labor-to-labor method"), and to provide a clear description of your accounting treatment of revenue and costs. For example, with respect to revenue from the production of large metal components, revise to clarify cost of goods sold are recognized along with revenue on the date a unit is completed and delivered to the customer. In your revised disclosure, address the four criteria outlined in SAB Topic 13 for each revenue stream.
88. Revise to discuss the nature of the engineering services you provide. Disclose your accounting policy for recognition of revenue for the engineering services as well as for the revenue derived from component installations. Address the four criteria for revenue recognition discussed in SAB Topic 13. Also refer to EITF 00-21, Revenue Arrangements with Multiple Deliverables. If revenues recognized for these services are significant, revise to separately state these revenues on the statement of operations.

Note 4 - Change in Accounting Principle/Contracts in Process, page
F-
23
89. Revise to disclose your justification for your change in accounting principle and the reason the newly adopted accounting principle is preferable, in accordance with paragraph 17 of APB 20.
90. On page 20, you discuss down payments for acquisition of materials and progress payments on contracts. We note you account for these amounts as offsets to the balance sheet account "costs incurred on uncompleted contracts". Please revise to discuss right of offset and clarify your reason for not recording these amounts as liabilities.

Note 5 - Long Term Debt, page F-24
91. It appears you have an $800,000 and $200,000 payment due on August 7, 2006. Accordingly, $1,000,000 should be re-classified to short term debt as of December 31, 2005. Please revise your balance sheet or explain to us your reason for your current presentation.


Note 7 - Related Party Transactions, page F-25
92. Under "Management Agreement" on page 31, you state that an affiliated entity, Techprecision LLC, provides management consulting to the company. Please tell us if you consider Techprecision LLC to be a variable interest entity of the company. If you do not consider it such, please tell us why and provide us with the guidance you relied on to establish such position. Refer to FIN 46R.

Note 10 - Capital Stock, page F-26
93. Please disclose why the 2,000 shares of preferred stock are reported at their redemption amount of $2 million as of each balance sheet date. Given the time period until the redemption date of August 7, 2012, it is not clear why the fair value of the instruments would be equal to the redemption amount at each balance sheet date.
Clarify the date of issuance, consideration received and other material terms.
94. We note the repurchase provision associated with the 650,000 stock warrants. Please disclose the specific terms of the repurchase provision and explain to us your accounting for the put feature. Refer to paragraph 11 of SFAS 150. Also, clarify the meaning of the disclosure stating "[a]t March 31, 2005 and 2004, the warrants had no determinable value."

Part II
Item 25.  Other Expenses of Issuance and Distribution, page II-2
95. Please provide the disclosure required by Item 511 of Regulation
S-B.

Item 26.  Recent Sales of Unregistered Securities, page II-2
96. For each transaction, please disclose the section of the Securities Act or the rule of the Commission under which you have claimed exemption from registration and the facts relied upon to make the exemption available. See Item 701 of Regulation S-B.
97. Please identify the purchasers of the 8,000 shares of common stock sold for $2,000 in December 2005.

Exhibits
98. Please file validly executed agreements. For instance, exhibit
2.1, 3.3, 4.1, 4.2, 4.3, 10.1, 10.2, 10.3, 10.4, 10.5, 10.7, 10.8,
and 10.9.
99. In light of the acquisition and name change, it would appear that the articles of incorporation and bylaws have been amended.
Please
file them as exhibits. Also, we direct your attention to Item 601(b)(3) of Regulation S-B, which requires a complete copy, as amended be filed.


100. Please file exhibit 2.1 in its entirety, including all exhibits, attachments and schedules. This includes the escrow agreement and any other side agreements relating to the stock purchase.
101. File as an exhibit, or include in the exhibits list, the August
17, 2005 stockholder or "Purchase," agreement among Ranor, the stockholders of Ranor and the registrant. The agreement should be validly executed.

102. A currently dated consent of the independent public accountant should be provided in all amendments to the registration statement.
Also, the consent should not be included in the body of the registration statement; rather it should only be attached as an exhibit.

Form 10-KSB for the fiscal year ended December 31, 2005

     General
103. Revise the Form 10-KSB financial statements and notes thereto to conform to the applicable changes to the Form SB-2.

     Cover Page
104. Supplementally provide the basis for the following statement on the cover page of the Form 10-KSB: "The aggregate market value of the registrant`s common stock held by non-affiliates of the registrant was $75,000 as of March 31, 2006."

   Item 8A. Controls and Procedures, page 19
105. Please reference the third sentence of this section: "Based on their evaluation, the chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective in alerting them to material information that is required to be included in the reports that we file or submit under the Securities Exchange Act of 1934." Please revise the sentence to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act, Rule 13a-15(e).




Closing Comments

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters.
Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  Asher S. Levitsky, Esq.
By facsimile to 212-716-3338

James G. Reindl
Techprecision Corporation
May 25, 2006
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